02033837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

ASUR
AEROPUERTOS DEL SURESTE
Lic. Adolfo Castro
T. +(52) 55-5284-0408
acastro@asur.com.mx

Breakstone & Ruth

Luca Biondolillo - investor relations
T. (646) 536-7012
Lbiondolillo@breakstoneruth.com

Jessica Anderson - media relations
T. (646) 536-7002
Janderson@breakstoneruth.com

ASUR Announces Passenger Traffic for April 2002

Mexico City, May 8, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the four-week period ended April 30, 2002, (April 2002) decreased by 11.7 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from April 3 through April 30, 2002, and the equivalent 28-day period last year from April 4 through May 1, 2001. Transit and general aviation passengers are excluded from these comparisons.

Airport	Apr 2001	Apr 2002	% Change
Cancún	677,710	622,279	(8.2)
Cozumel	51,101	34,184	(33.1)
Huatulco	28,834	18,145	(37.1)
Merida	83,070	62,975	(24.2)
Minatitlan	9,497	10,093	6.3
Oaxaca	35,185	32,223	(8.4)
Tapachula	15,393	13,336	(13.4)
Veracruz	38,618	36,470	(5.6)
Villahermosa	43,224	37,891	(12.3)
ASUR Total	**982,632**	**867,596**	**(11.7)**

- More -

By week, ASUR's total passenger traffic from April 3 through April 30, 2002, varied year-over-year as follows:

- Decreased by 1.4 percent for the seven-day period from April 3 through 9;
- Decreased by 19.1 percent for the seven-day period from April 10 through 16;
- Decreased by 13.6 percent for the seven-day period from April 17 through 23 and;
- Decreased by 12.5 percent for the seven-day period from April 24 through 30.

Airport	% Change April 3 thru April 30, 2002, vs. April 4 thru May 1, 2001			
	April 3 To 9, 2002	April 10 To 16, 2002	April 17 To 23, 2002	April 24 To 30, 2002
	7 Days	7 Days	7 Days	7 Days
Cancun	4.9	(18.4)	(9.3)	(9.1)
Cozumel	(19.9)	(37.0)	(38.6)	(38.3)
Huatulco	(2.6)	(58.4)	(40.1)	(33.9)
Merida	(17.4)	(25.0)	(28.3)	(26.1)
Minatitlan	(5.3)	34.6	(5.0)	5.7
Oaxaca	(5.6)	(6.8)	(14.2)	(6.7)
Tapachula	(15.4)	(3.3)	(20.6)	(11.6)
Veracruz	(14.8)	12.3	(8.5)	(7.7)
Villahermosa	(20.5)	(12.3)	(10.9)	(4.4)
ASUR Total	**(1.4)**	**(19.1)**	**(13.6)**	**(12.5)**

When analyzing the above figures, it should be noted that in 2001 the important Easter Week and Holy Week vacation periods took place in April, while in 2002 they took place in March, thus affecting the comparison between the months of April this year and last year. In order to have comparable year-over-year figures, the following table compares accumulated passenger traffic figures for the period March 1 to April 30, 2002, with those for the equivalent March 2 to May 1, 2001, period.

- More -

Airport	% Change March 1 thru April 30, 2002, vs. March 2 thru May 1, 2001
Cancun	(2.5)
Cozumel	(27.7)
Huatulco	(23.8)
Merida	(17.4)
Minatitlan	(4.1)
Oaxaca	(7.0)
Tapachula	(8.8)
Veracruz	(11.7)
Villahermosa	(15.7)
ASUR Total	**(6.8)**

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC, C.P. 11000 MEXICO, D.F.
TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: May 9, 2002